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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.              )*

Name of Issuer:  INAMED Corporation

Title of Class of Securities:  Common Stock and Secured
Convertible Notes

CUSIP Number:  453235103

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                             1/23/96

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



















































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CUSIP No.     453235103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Larry N. Feinberg    S.S. ####-##-####


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         775,200 (including Notes convertible to 700,000 shares)


8.  Shared Voting Power




9.  Sole Dispositive Power

         775,200 (including Notes convertible to 700,000 shares)


10. Shared Dispositive Power






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         775,200 (including Notes convertible to 700,00 shares)


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         9.25%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock (the

"Common Stock") and Secured Convertible Notes (the "Notes") of

INAMED Corporation ("INAMED").  INAMED's principal executive office is located at 3800 Howard Hughes Parkway, Las Vegas,

Nevada  89109.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Mr. Larry N.

Feinberg.  Mr. Feinberg is the managing general partner of Oracle

Partners, L.P. and Oracle Institutional Partners, L.P., both of which are investment limited partnerships (the "Partnerships").

The principal offices of the Partnerships are at 712 Fifth

Avenue, 45th Floor, New York, New York  10019.

         Mr. Feinberg has not during the last five years, been

convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Mr. Feinberg has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Feinberg is a citizen of the United States of

America.






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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Feinberg is deemed to

beneficially own 75,200 Shares of INAMED's Common Stock and Notes

convertible into 700,000 shares.  The Common Stock and the Notes are held by the Partnerships and managed accounts over which

Mr. Feinberg has investment discretion.   In the last sixty days,

75,200 shares of Common Stock were purchased in open market

transactions at an aggregate cost of $668,700 and Notes

convertible into 700,000 shares of Common Stock were purchased at a cost of $7,000,000.00.  The funds for the purchase of the

Common Stock and the Notes held in the Partnerships, over which

Mr. Feinberg has investment discretion, came from capital

contributions to the Partnerships by their general and limited partners.  The funds for the purchase of Common Stock and the

Notes convertible into Common Stock held in the managed accounts,

over which Mr. Feinberg has investment discretion, came from each managed account's own funds.  No leverage was used to purchase the Common Stock or Notes.

Item 4.  PURPOSE OF TRANSACTION

         The Common Stock and Notes beneficially owned by Mr.

Feinberg were acquired for, and are being held for, investment purposes.  Mr. Feinberg may acquire additional shares of Common

Stock, dispose of all or some of those shares from time to time,

in each case in open market transactions, block sales or

purchases or otherwise, or may continue to hold those shares.




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         Mr. Feinberg does not have any plan or proposal which

relates to, or would result in, any of the actions enumerated in

Item 4 of the instructions to Schedule 13D.  However, Mr.

Feinberg reserves the right to discuss company business with management, make proposals to management and/or take other

actions to influence the management of INAMED should he deem such actions appropriate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Feinberg is deemed to be the

beneficial owner of 75,200 Shares of INAMED Common Stock and

Notes convertible into 700,000 additional shares.  Assuming the conversion of the Notes, Mr. Feinberg would own 775,200 shares of

INAMED Common Stock constituting 9.25% of the outstanding shares of INAMED Common Stock based upon 8,377,617 shares which would be outstanding upon conversion of the Notes.  The figure is based on the information received from INAMED stating that, as of January

26, 1996, there are 7,677,617 shares of INAMED Common Stock

outstanding.  Mr. Feinberg has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of

INAMED Common Stock that he is currently deemed to beneficially own.












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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Except as set forth herein, Mr. Feinberg does not have

any contract, arrangement, understanding or relationship with any person with respect to the shares of INAMED Common Stock.  INAMED and Partnerships and managed accounts over which Mr. Feinberg has investment discretion entered into an agreement to purchase

Convertible Notes on January 23, 1996 (the "Agreement").  Under

the terms of the Agreement, the Partnerships and managed accounts over which Mr. Feinberg has investment discretion have purchased

Notes convertible into 700,000 shares of INAMED Common Stock (at a conversion price of $10 per share).  The Notes will mature on

January 23, 1999 and will bear interest until conversion at 11%

payable quarterly.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto as Exhibit A is a description of the

transactions in the shares of INAMED Common Stock that were

effected by Mr. Feinberg during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



February 2, 1996

                             /s/ Larry N. Feinberg
                             ________________________________
                                   Larry N. Feinberg


00751001.AI8



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                                                        EXHIBIT A


                     Daily Transactions -
                     common stock
                     ____________________

Trade Date    Number of Shares    Price Per Share      Value
_________     _______________     _______________      _____

12/15/95         20,000              $8.875         $177,500

12/19/95         20,000               8.875          177,500

12/22/95         10,000               9.125           91,250

12/28/95         20,000               8.750          175,000

1/12/96           5,200               9.125           47,450

1/23/961        700,000              10.000        7,000,000



























____________________

1.  Date of the Agreement.


                                9
00751001.AI8